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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MINES MANAGEMENT, INC.

(Exact Name of Registrant as Specified in its Charter)

IDAHO	**To be assigned**	**91-0538859**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
905 W Riverside, Suite 311, Spokane WA	**99201**	**(509) 838-6050**
(Address of principal executive offices)		(Telephone of Principal Executive Offices)

Mines Management, Inc., 2003 Stock Option Plan, as amended June 17, 2004
Mines Management, Inc., 2003 Consultant Stock Compensation Plan, as amended June 17, 2004

(Full Title of Plan)

Copies to:

Glenn Dobbs, President and Chief Executive Officer
905 W. Riverside Avenue, Suite 311
Spokane, Washington 99201
(509) 838-6050

Gregory B. Lipsker, Esq.
Workland & Witherspoon, PLLC
Washington Mutual Financial Center
601 West Main Avenue, Spokane, WA 99201
509-455-9077 Fax (509) 624-6441

(Name, address and telephone number of agent for service)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	**Amount to be registered (1)**	**Proposed maximum offering price per share**	**Proposed maximum aggregate offering price(4)**	**Amount of registration fee**
Common Stock, $0.01 par value under the Mines Management, Inc. 2003 Stock Option Plan	1,800,000(2)	$5.48	$9,864,000	$1,161.00
Common Stock, $0.01 par value under the Mines Management, Inc. 2003 Consultant Stock Compensation Plan	300,000(3)	$5.48	$1,644,000	194.02
Total Registration Fee				$1,355.02

(1) Together with an indeterminate number of additional shares that may be necessary to adjust the number of shares reserved for issuance pursuant to such employee benefit plans as the result of any future stock split, stock dividend or similar adjustment of the Registrant's outstanding Common Stock.
(2) Represents 1,800,000 shares of common stock newly available for issuance under the Mines Management, Inc., 2003 Stock Option Plan as a result of an amendment to the plan approved at Mine Management, Inc.'s Annual Shareholders' Meeting held June 17, 2004. The number of shares of common stock being registered hereby is subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3) Represents 300,000 shares of common stock newly available for issuance under the Mines Management, Inc., 2003 Consultant Stock Compensation Plan as a result of an amendment to the plan approved at Mine Management Inc.'s Annual Shareholders' Meeting held June 17, 2004. The number of shares of common stock being registered hereby is subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(4) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) and (h) under the Securities Act of 1933. The calculation of the proposed maximum offering price is based upon the average of the high and low sales prices of the common stock of Mines Management, Inc. on May 31, 2005 as reported by the American Stock Exchange consolidated reporting system.

EXPLANATORY NOTE

This Registration Statement on Form S-8 ("Registration Statement") incorporates by reference the contents of the Registration Statement on Form S-8 (No. 333-96995) filed by Mines Management Inc. ("Mines") with the Securities and Exchange Commission on April 24, 2003.

At the Annual Shareholders' Meeting on June 17, 2004, Mines' shareholders approved an increase in the number of shares available for issuance under the Mines Management, Inc., 2003 Stock Option Plan (from 1,2000,000 to 3,000,000 shares of common stock) and the Mines Management, Inc., 2003 Consultant Stock Compensation Plan (from 400,000 to 700,000 shares of common stock). This Registration Statement registers the additional 1,800,000 shares of common stock issuable under the Mines Management, Inc., 2003 Stock Option Plan (the other 1,200,000 shares were registered on a separate Registration of Form S-8 filed on April 24, 2003) and the additional 400,000 shares issuable under the Mines Management, Inc., 2003 Consultant Stock Compensation Plan (the other 300,000 shares were registered on a separate registration statement of Form S-8 filed on April 24, 2003).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The following documents which have been heretofore filed with the Securities and Exchange Commission (the "Commission") by the Company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this Registration Statement:

(a) The registrant's annual report of Form 10-KSB for the year ended December 31, 2004 filed on May 2, 2005, which contains audited financial statements for the most recent fiscal year for which such statements have been filed and the Form 10-KSBA filed on May 5, 2005;

(b) All other reports filed by the Company with the Commission pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the Exchange Act) since the end of the fiscal year covered by the Annual Report on Form 10-KSB referred to in (a) above.

(c) The description of the Company's Common Stock contained in the Form 10-SB filed on November 12, 1998 as amended on February 11, 1999, including any amendments or reports filed for the purpose of updating such description.

(d) The registrants Form S-8 filed with the Commission on April 24, 2003.

All other documents filed by the Company after the date of this Registration Statement under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and prior to the filing of any post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof commencing on the respective dates on which such documents are filed

A statement contained in any incorporated document shall be modified or superseded for the purposes of this Registration Statement if it is modified or superseded by a document that is also incorporated in this Registration Statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation authorizes the Company to indemnify its officers and directors against liabilities they incur in such positions to the full extent of the law as now enacted or hereafter existing. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1)   Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:

(a)   (i)   He conducted himself in good faith; and

         (ii)   He reasonably believed:

               (A)   In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and

               (B)   In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

         (iii)   In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(b)   He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2)   A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3)   The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4)   Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

(a)   In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

(b)   In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 8. EXHIBITS.

4.1	Mines Management 2003 Stock Option Plan as amended June 17, 2004
4.2	Mines Management 2003 Consultant Stock Compensation Plan, as amended June 17, 2004
5.1	Opinion and consent of Workland & Witherspoon, PLLC as to the legality of the securities being registered.
23.1	Consent LeMaster & Daniels, PLLC

ITEM 9   UNDERTAKINGS

The undersigned Registrant hereby undertakes, except as otherwise specifically provided in the rules of the Securities and Exchange Commission promulgated under the Securities Act of 1933:

      (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

            (i)   Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this Registration Statement;

            (iii)   Include any additional or changed material information with respect to the plan of distribution.

      (2)   For determining liability under the Securities Act of 1933, treat each post-effective amendment be as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

      (3)   To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Mines Management, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, Washington, on June 7, 2005.

MINES MANAGEMENT, INC.
(The Registrant)

By /s/ Glenn M. Dobbs.
   Glenn M. Dobbs
   President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Glenn M. Dobbs	June 7, 2005
Glenn M. Dobbs	Date
President, CEO and Director	
(principal executive officer)	
/s/ James J. Moore	June 7, 2005
James J. Moore	Date
CFO	
(principal financial officer)	
/s/ Jerry G. Pogue	June 7, 2005
Jerry G. Pogue,	Date
Director	
/s/ Roy G. Franklin	June 7, 2005
Roy G. Franklin,	Date
Director	
/s/ Russell Babcock	June 7, 2005
Russell Babcock,	Date
Director	

INDEX TO EXHIBITS

<u>EXHIBIT NUMBER</u> <u>DESCRIPTION OF EXHIBITS</u>

4.1	Mines Management 2003 Stock Option Plan as amended June 17, 2004
4.2	Mines Management 2003 Consultant Stock Compensation Plan, as amended June 17, 2004
5.1	Opinion and consent of Workland & Witherspoon, PLLC as to the legality of the securities being registered.
23.1	Consent LeMaster & Daniels, PLLC

Exhibit 4.1

MINES MANAGEMENT, INC.

2003 STOCK OPTION PLAN

As Amended June 17, 2004

1. <u>Establishment and Purposes of the Plan</u>. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant.

2. <u>Definitions</u>. As used herein, the following definitions shall apply:

 (a) "<u>Administrator</u>" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

 (b) "<u>Applicable Laws</u>" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

 (c) "<u>Board</u>" means the Board of Directors of the Company.

 (d) "<u>Change in Control</u>" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a *"Transaction"*) wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(u)(iii), the corporation or other business entity to which the assets of the Company were transferred (the *"Transferee"*), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

 (e) "<u>Code</u>" means the Internal Revenue Code of 1986, as amended.

(f)   "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(g)   "Common Stock" means the Common Stock of the Company.

(h)   "Company" means Mines Management, Inc., an Idaho corporation, or any successor thereof.

(i)   "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act.

(j)   "Director" means a member of the Board.

(k)   "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

(l)   "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(m)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(n)   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or on the NASDAQ supervised OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(o)   "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(p)   "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(q)   "Option" means a stock option granted pursuant to the Plan.

(r)   "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(s)   "Optioned Stock" means the Common Stock subject to an Option.

(t)   "Optionee" means the holder of an outstanding Option granted under the Plan.

(u)   "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(v)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w)   "Plan" means this Stock Option Plan.

(x)   "Service Provider" means an Employee, Director or Consultant.

(y)   "Share" means a share of the Common Stock, as adjusted in accordance with Section 12 below.

(z)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   Stock Subject to the Plan. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is three million (3,000,000) Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 12, in no event shall more than one million (2,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "*ISO Share Issuance Limit*").

4.   Administration of the Plan.

(a)   The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Options may from time to time be granted hereunder;

(iii) to determine the number of Shares to be covered by each such Option granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions of any Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vii) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

(viii) to construe and interpret the terms of the Plan and Options granted pursuant to the Plan.

(c)   Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees.

5.   Eligibility.   Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.   Limitations.

(a)   Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option.   However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b)   At-Will Employment. Neither the Plan nor any Option shall confer upon any Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7.   Term of Plan. Subject to shareholder approval in accordance with Section 18, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 14, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8.   Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9.   Option Exercise Price and Consideration.

(a)   Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(i) In the case of an Incentive Stock Option

(A)   granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B)   granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

(b) Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided any Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company. Notwithstanding the foregoing, the Administrator may permit an Optionee to exercise his or her Option by delivery of a full-recourse promissory note secured by the purchased Shares. The terms of such promissory note shall be determined by the Administrator in its sole discretion.

10.   Exercise of Option.

(a)   Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b)   Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c)   Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d)   Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Option Agreement (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11.   Limited Transferability of Options.   Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act. In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

12.   Adjustments Upon Changes in Capitalization, Merger or Change in Control.

(a)   Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

(b)   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c)   Change in Control. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its

Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

13.   Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

14.   Amendment and Termination of the Plan.

(a)   Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b)   Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

15.   Conditions Upon Issuance of Shares.

(a)   Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

16.   Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17.   Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

18. <u>Shareholder Approval</u>. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Mines Management, Inc. 2003 Stock Option Plan, as amended June 17, 2004.

_____

Roy Franklin, Secretary

Exhibit 4.2


MINES MANAGEMENT, INC.
2003 CONSULTANT STOCK COMPENSATION PLAN
As amended June 17, 2004


1.   **PURPOSE**

The Mines Management, Inc. 2003 Consultant Stock Compensation Plan (the "Plan") is intended to promote the interests of Mines Management, Inc., an Idaho corporation (the "Company"), and any Subsidiary, by offering those outside consultants or advisors of the Company or any Subsidiary, who assist, or, as determined in the sole discretion of the Board, can assist in the development and success of the business of the Company or any Subsidiary, the opportunity to participate in a compensation plan designed to reward them for their services and to encourage and/or retain them to provide services to the Company or any Subsidiary.

2.   **DEFINITIONS**

For all purposes of this Plan, the following terms shall have the following meanings:

"Board" means the Board of Directors of the Company.

"Common Stock" means Mines Management, Inc. Common Stock, $.01 par value.

"Subsidiary" means any company of which Mines Management, Inc. owns, directly or indirectly, the majority of the combined voting power of all classes of stock.

3.   **ADMINISTRATION**

The Board will administer the Plan and take such other actions as it is authorized to take hereunder; provided that the Board may take such actions hereunder in the same manner as the Board may take other actions under the Company's certificate of incorporation and by-laws generally. In the event that the Board has appointed a committee to administer the Plan, references herein to the Board shall include such committee.

The officers of the Company or any Subsidiary will recommend to the Board persons to whom shares may be awarded. The Board shall make all final decisions with respect to the persons to whom awards shall be granted ("Participants"), the number of shares that shall be covered by each award, the time or times at which awards shall be granted, the timing of when awards shall vest, the terms and provisions of the instruments by which awards shall be evidenced, the interpretation of the Plan and all determinations necessary or advisable for its administration.

4.   **ELIGIBILITY**

Only individuals who are outside consultants or advisors of the Company or any Subsidiary that provide or agree to provide bona fide services to the Company shall be granted awards, provided such services are not in connection with:

> -the promotion of the Company's stock
> -capital raising scheme for the Company
> -arranging reverse mergers.

In addition, the Company shall not grant awards under this plan wherein it will receive a share of the proceeds of resales of the shares by the Participant(s), or where it or a promoter controls or directs the resale of the shares by the Participant(s).

5.   **STOCK SUBJECT TO THE PLAN**

The stock, which may be awarded pursuant to this Plan, shall be shares of Common Stock. When shares of Common Stock are awarded, the Company may award authorized but unissued Common Stock, or the Company may award issued Common Stock held in its treasury. The total number of shares of Common Stock, which may be granted under the Plan, shall not exceed seven hundred thousand (700,000) shares in the aggregate. Any shares awarded and later forfeited are again subject to award under the Plan.

6.   **SHARE AWARDS**

6.1 Grant Of Share Awards

Except as otherwise provided herein, the Board shall have complete discretion to determine when and to which outside consultants or advisors Share Awards are to be granted, and the number of shares of Common Stock as to which Awards granted to each consultant or advisor will relate, and the terms and conditions upon which an Award may be issued (including, without limitation, the date of exercisability, exercise price and term of any Award which constitutes an option or warrant to purchase Common Stock). No grant will be made if, in the judgment of the Board, such a grant would constitute a public distribution within the meaning of the Securities Act of 1933, as amended (the Act), or the rules and regulations promulgated thereunder.

6.2 Listing and Registration of Shares

The Company may, in its reasonable discretion, postpone the issuance and/or delivery of any shares of Common Stock awarded pursuant to this Plan until completion of stock exchange listing, or registration, or other qualification of such shares under any law, rule or regulation.

6.3 Designation of Beneficiary

A Participant may, with the consent of the Board, designate a person or persons to receive, in the event of death, any shares of Common Stock to which such Participant would then be entitled pursuant to this Plan. Such designation will be made upon forms supplied by and delivered to the Board and may be revoked in writing by the Participant. If a Participant fails effectively to designate a beneficiary, then such Participant's estate will be deemed to be the beneficiary.

7. **CAPITAL ADJUSTMENTS**

The number and consideration of Common Stock covered by each award granted under this Plan and the total number of shares that may be granted under the Plan shall be proportionally adjusted to reflect, subject to any required action by stockholders, any stock dividend or split, recapitalization, merger, consolidation, spin-off, reorganization, combination or exchange of shares or other similar corporate change.

8. **APPROVALS**

The issuance of shares pursuant to this Plan is expressly conditioned upon obtaining all necessary approvals from all regulatory agencies from which approval is required.

9. **EFFECTIVE DATE OF PLAN**

The effective date of the Plan is March 5, 2003.

10. **TERM AND AMENDMENT OF PLAN**

This Plan shall expire on March 4, 2013. The Board may terminate or amend the Plan in any respect at any time, except no action of the Board or the Company's stockholders, however, may, without the consent of a Participant, alter or impair such Participant's rights under any Shares previously granted.

11. **NO RIGHT OF ASSOCIATION**

Neither the action of the Company in establishing this Plan, nor any action taken by the Board or any Subsidiary, nor any provision of the Plan itself, shall be construed to limit in any way the right of the Company to terminate a Participant's association with the Company at any time.

12. **WITHHOLDING TAXES**

The Company or any Subsidiary, as applicable, shall have the right to deduct withholding taxes from any payments made pursuant to the Plan or to make such other provisions as it deems necessary or appropriate to satisfy its obligations to withhold federal, state or local income or other taxes incurred by reason of payment or the issuance of Common Stock under the Plan. However, it is the intent of the Plan that all Participants are deemed to be independent contractors. Accordingly, it is the belief of the Company that if the participant is an independent contractor, the Company will not have any obligation to withhold such federal, state or local income or other taxes.

13.   **PLAN NOT A TRUST**

Nothing contained in the Plan and no action taken pursuant to the Plan shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and any Participant, the executor, administrator or other personal representative, or designated beneficiary of such Participant, or any other persons.

14.   **NOTICES**

Each Participant shall be responsible for furnishing the Company with the current and proper address for the mailing of notices and delivery of Common Stock pursuant to the Plan. Any notices required or permitted to be given shall be deemed given if addressed to the person to be notified at such address given to the Company by such person and mailed by regular United States mail, first-class and prepaid. If any item mailed to such address is returned as undeliverable to the addressee, mailing will be suspended until the Participant furnishes the proper address. This provision shall not be construed as requiring the mailing of any notice or notification if such notice is not required under the terms of the Plan or any applicable law.

15.   **SEVERABILITY OF PROVISIONS**

If any provisions of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Plan shall be construed and enforced as if such provisions had not been included.

16.   **HEADINGS AND CAPTIONS**

The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

17.   **CONTROLLING LAW**

This Plan shall be construed and enforced according to the laws of the State of Washington to the extent not preempted by federal law, which shall otherwise control.

18.   **ENFORCEMENT OF RIGHTS**

In the event the Company or a Participant is required to bring any action to enforce the terms of this Plan, the prevailing party shall be reimbursed by the non-prevailing party for all costs and fees, including actual attorney fees, for bringing and pursuing such action.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Mines Management, Inc. 2003 Consultant Stock Compensation Plan as amended June 17, 2004.

_____
Roy Franklin, Secretary

Exhibit 5.1

WORKLAND & WITHERSPOON, PLLC
ATTORNEYS AT LAW
714 WASHINGTON MUTUAL FINANCIAL CENTER

<table>
<tr><td>PETER A. WITHERSPOON</td><td>601 WEST MAIN AVENUE</td><td>JAMES J. WORKLAND, Of Counsel</td></tr>
<tr><td>GARY D. BRAJCICH</td><td>SPOKANE, WASHINGTON 99201-0677</td><td>GARY C. RANDALL†, Of Counsel</td></tr>
<tr><td>GREGORY B. LIPSKER</td><td>Telephone: (509) 455-9077</td><td></td></tr>
<tr><td>ERIC J. SACHTJEN*</td><td>Facsimile: (509) 624-6441</td><td></td></tr>
<tr><td>JAMES A. MCPHEE†</td><td>E-mail: workwith@workwith.com</td><td>†Also Admitted in Idaho</td></tr>
<tr><td>LAWRENCE W. GARVIN</td><td></td><td>*Also Admitted in Alaska</td></tr>
</table>

June 7, 2005

Mines Management, Inc.
905 W. Riverside Ave., Suite 311
Spokane, Washington 99201

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel to Mines Management, Inc., an Idaho corporation (the "Company"), in connection with the Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, covering an aggregate 2,100,000 shares (the "Shares") of the Company's Common Stock (the "Shares"), issuable pursuant to the Mines Management, Inc. 2003 Stock Option Plan and the Mines Management, Inc., 2003 Consultant Stock Compensation Plan (collectively the "Plan").

In connection therewith, and arriving at the opinion as expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as we have deemed necessary or appropriate as a basis for the opinion expressed herein.

In connection with our examination, we have assumed the genuineness of the signatures, the authenticity of all documents tendered to us as originals, the legal capacity of natural persons and the conformity to original documents of all documents submitted to us as certified, conformed, photostat or facsimile copies.

Based on the foregoing, and subject to the qualifications and limitations set forth herein, it is our opinion that the Shares, when issued in accordance with the Plan, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and its use as part of the Registration Statement.

We are furnishing this opinion to the Company solely for its benefit in connection with the Registration Statement. It is not to be used, circulated, quoted or otherwise referred to for any other purpose. Other than the Company, no one is entitled to rely on this opinion.

Very truly yours,

Workland & Witherspoon, PLLC

/s/ Gregory B. Lipsker
By: _____
   Gregory B. Lipsker, Esq.
   A Member of the Firm

EXHIBIT 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We consent to incorporation by reference in this Registration Statement on Form S-8 of our report dated February 10, 2005 with respect to the financial statements of Mines Management, Inc. included in its Form 10-KSB filed with the Securities and Exchange Commission on May 2, 2005 which has been incorporated by reference in its entirety in this Registration Statement on Form S-8.

/s/ Lemaster & Daniels PLLC

_____
LeMaster & Daniels PLLC
Independent Certified Public Accountants.

Spokane, Washington
Date: June 7, 2005